AmeriVet Securities, Inc
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	228,800
Receivables from clearing broker		4,558,996
Deposit with clearing broker		500,000
Accounts receivable		101,880
Loans receivable from related party		11,633
Prepaid expenses		69,402
Total assets	$	5,470,711
Liabilities and stockholders' equity/(deficit)		
Liabilities		
Accounts payable and accrued expenses	$	308,944
Income taxes payable		5,021
Commissions payable		3,617
Liabilities subordinated to the claims of general creditors		7,000,000
Total liabilities		7,317,582
Stockholders' equity/(deficit)		
Common stock, $0.01 par value; 5,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in-capital		1,264,563
Accumulated deficit		(3,111,444)
Stockholders' equity/(deficit)		(1,846,871)
Total liabilities and stockholders' equity/(deficit)	$	5,470,711

The accompanying notes are an integral part of these financial statements.